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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.
Commission File Number 000-52605
Global Aviation Holdings Inc.
(Exact name of registrant as specified in its charter)
101 World Drive, Peachtree City, Georgia 30269 (770) 632-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Warrants to acquire shares of Common Stock, par value $0.0001 per share (Title of each class of securities covered by this Form)
Common Stock, par value $0.0001 per share and 14% Senior Secured First Lien Notes due 2013 (only for 2010 pursuant to Section 15(d))
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Exchange Act of 1934 Global Aviation Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: March 1, 2011 By: /s/Brian S. Gillman, SVP, General Counsel
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
Persons who respond to the collection of information containedin this form are not required to respond unless the form displaysSEC 2069 (02-08) a
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